

Mail Stop 3561

May 22, 2017

Brett Biggs
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

     Re: Wal-Mart Stores, Inc.
              Form 10-K for the Fiscal Year Ended January 31, 2017
              Filed March 31, 2017
              Form 8-K filed February 21, 2017
              File No. 1-06991

Dear Mr. Biggs:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2017

Summary of Critical Accounting Estimates, page 22

1. Please expand your disclosures to discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future. Further, please include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company. For example, with regard to inventories, please indicate whether your estimated inventory losses have been accurate or have required adjustment; and, indicate the impact on net income if there was a 1% change in the amount of markdowns. Refer to Item V of Release Nos. 33-8350/34-48960.

Revenue Recognition, page 35

2. We note your reference under Item 1 on page 9 to the Marketplace feature of your website permitting third parties to sell merchandise on walmart.com. We also viewed your website section on selling on walmart.com. Please tell us how you earn and account for revenues from third party sales as well as your consideration of disclosing your accounting policy for this revenue stream and income statement classification. In your response please also address whether or not third-party sellers maintain ownership of their inventory and what services, if any, you provide in fulfilling third-party sales and returns.

3. Please disclose your sales return policy and address how you make estimates of the amounts of future returns. In addition, please provide a rollforward of the activity in your sales return allowance here or in Schedule II, or provide to us your materiality assessment indicating why such disclosure is not necessary. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Form 8-K filed February 21, 2017

4. We note your disclosure of adjusted EPS in the press release. Adjusted EPS for the fiscal year ended January 31, 2017 includes an adjustment for the gain on the sale of Yihaodian in China. Please explain why you did not include an adjustment for the $194M gain from the sale of shopping malls in Chile. Additionally, the adjustments for discrete items do not appear consistent year to year. Please explain how you determine discrete items.

5. You reference eCommerce GMV in your press release. Please tell us how you define GMV and your consideration of disclosing your definition of this term. In your response please address your inclusion or exclusion of discounts, returns, shipping fees, referral fees and GMV associated with sales by third-party sellers on your website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: David Chojnowski
      Senior Vice President and Controller